Banco Bradesco S.A.
			Exhibit 6.1

Earnings per share	December 31,
	2017	2016	2015
Weighted average number of preferred shares outstanding (in shares)	3,035,625,046	3,035,625,046	3,037,916,900
10% right for preferred shares (in shares)	303,562,505	303,562,505	303,791,690
Adjusted weighted average number of preferred shares outstanding (in shares) for EPS calculation	3,339,187,551	3,339,187,551	3,341,708,590
Weighted average number of common shares outstanding (in shares)	3,049,991,167	3,049,991,167	3,050,156,412
Total weighted average number of shares outstanding (in shares) (A)	6,389,178,718	6,389,178,718	6,391,865,002
Net income attributable to controlling shareholders (in thousands of reais) (B)	R$ 17,089,364	R$ 17,894,249	R$ 18,132,906
EPS for common shares (B)/(A) = (C)	R$ 2.67	R$ 2.80	R$ 2.84
EPS for preferred shares (C) +10%	R$ 2.94	R$ 3.08	R$ 3.12